EXHIBIT 10.1
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                              Enron Risk Management Services Corp.
                                                1400 Smith Street
                                                   P. O. Box 1188
                                       Houston, Texas  77251-1188



                         SWAP AGREEMENT
                            (Collar)



TO:   INLAND RESOURCES INC.
      ("Counterparty")

DATE: November 22, 1994

ATTN: Kyle Miller

CONTRACT NO.:  Joint Energy Development Investments Limited Partnership
               ("JEDI")
               JEDI Contract No. I00002
               Contract No.  C00940.0

     The purpose of this agreement ("Agreement") is to confirm the terms and conditions of the transaction (the "Transaction") entered into between Inland Resources Inc. ("Counterparty") and Joint Energy Development Investments Limited Partnership ("JEDI") pursuant to a telephone conversation between Kyle Miller and Doug Hurley on November 22, 1994. This document constitutes a "Confirmation" as referred to in the Master Agreement (defined herein). This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of August 24, 1994, as it may have been or may be amended and supplemented from time to time (the "Master Agreement"), between you and us. All provisions contained in the Master Agreement govern this Confirmation except as expressly modified herein.

     The 1993 ISDA Commodity Derivatives Definitions (as amended from time to time, the "Commodity Definitions") published by the International Swaps and Derivatives Association, Inc. ("ISDA") are incorporated by reference in this Confirmation. All capitalized terms that are not otherwise defined herein which are contained in the Master Agreement or the Commodity Definitions shall have the meanings set forth therein as applicable. In the event of any inconsistency between the Commodity Definitions and this Confirmation, this Confirmation will govern this Transaction.

     1.   TRANSACTION TERMS:

          (a)  CEILING PREMIUM PAYOR:  JEDI.

          (b)  CEILING PREMIUM PAYEE:  Counterparty.

          (c)  CEILING PREMIUM:  $0.

          (d)  FLOOR PREMIUM PAYOR:  Counterparty.
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          (e)  FLOOR PREMIUM PAYEE:  JEDI.

          (f)  FLOOR PREMIUM:  $0.

          (g)  FIXED PRICE PAYOR:  JEDI.

          (h)  FLOATING PRICE PAYOR:  Counterparty.

          (i)  CEILING PRICE:  U.S. Dollars $20.5500 per Barrel.

          (j)  FLOOR PRICE:  U.S. Dollars $18.0000 per Barrel.

          (k) FLOATING PRICE: The average of the daily settlement prices for the Prompt Month of the NYMEX Light Sweet Crude Oil Futures Contract on the New York Mercantile Exchange for each NYMEX business day of the Determination Period; i.e., for January 1996 the Floating Price Index will be the NYMEX Light Sweet Crude Oil Futures Contract settlement average for the Business Days between and including January 1, 1996 through January 31, 1996.

          (l)  QUANTITY MEASUREMENT:  Barrel (42 U.S. Gallons).

          (m)  QUANTITY PER DETERMINATION PERIOD:
          For the period January 1, 1996 through December 31, 1996:    8,500
     Barrels per month.
          For the period January 1, 1997 through December 31, 1997: 10,900 Barrels per month.
          For the period January 1, 1998 through December 31, 1998: 12,500 Barrels per month.
          For the period January 1, 1999 through December 31, 1999: 14,000 Barrels per month.
          For the period January 1, 2000 through December 31, 2000: 14,000 Barrels per month.

          (n) PAYMENT OF PREMIUM: On November 28, 1994 ("Premium Payment Date"), the Ceiling Premium Payor shall pay to the Ceiling Premium Payee cash in the amount of the Premium, if any, and the Floor Premium Payor shall pay the Floor Premium Payee cash in the amount of the Floor Premium, if any. Any such amount payable shall be subject to Section 3 hereof and shall be paid by wire transfer of immediately available funds to a bank account designated by the relevant payee. Payment shall be made without deduction for taxes based on the representations made in the Master Agreement.

          (o) DETERMINATION PERIOD: Each calendar month beginning with January 1, 1996 and ending December 31, 2000. The "Period End Date" shall be the last day of each such calendar month.

          (p) FLOATING AMOUNT: The Floating Amount in respect of a Determination Period shall be the product of (i) the Quantity Per Determination Period and (ii) the Floating Price per Quantity Measurement in respect of such Determination Period.
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          (q)  CEILING AMOUNT:  The Ceiling Amount in respect of a
     Determination Period shall be the product of (i) the Quantity Per Determination Period and (ii) the Ceiling Price in respect of such Determination Period.

          (r) FLOOR AMOUNT: The Floor Amount in respect of a Determination Period shall be the product of (i) the Quantity Per Determination Period and (ii) the Floor Price in respect of such Determination Period.

     2. PAYMENT: If for any Determination Period the Floating Amount is greater than the Ceiling Amount, the Floating Price Payor shall pay to the Fixed Price Payor the amount by which the Floating Amount is greater than the Ceiling Amount. If for any Determination Period the Floating Amount is less than the Floor Amount, the Fixed Price Payor shall pay to the Floating Price Payor the amount by which the Floating Amount is less than the Floor Amount. If for any Determination Period the Floating Amount is not greater then the Ceiling Amount and not less than the Floor Amount, then no payment shall be due under this Agreement with respect to such Determination Period. Any such amount payable shall be paid by wire transfer of immediately available funds to a bank account designated by the party to whom such payment is owed. Payment shall be made without deduction for taxes based on the representations made in the Master Agreement.

     3.   SETOFF:  (a)   If the Payment Dates for this transaction and any
     additional swap or option transactions under the Master Agreement fall on the same day and if each party is required to pay an amount to the other pursuant to any such swap or option transaction on such Payment Date, then such amounts with respect to each party shall be aggregated, and the parties shall discharge their obligations to pay through setoff, in which case the party, if any, owing the greater aggregate amount shall pay to the other the difference between the amounts owed and (b) the amount, if any, payable in respect of an Early Termination Date (as defined in the Master Agreement) will be subject to any setoff to which the paying party is entitled with respect to amounts due and payable to the paying party under such additional swap or option agreements to the extent such setoff is exercised at such party's option.

     4. PAYMENT DATE: Amounts owed pursuant to Section 2 in respect of a Determination Period shall be due and payable on or before 12:00 noon (Central Time) on the fifth Business Day succeeding the date on which the Floating Price is determinable. ("Payment Date"). If such amounts are not paid when due, such overdue amounts shall bear interest for each day until paid in full, payable on demand, at the Interest Rate on the basis of the actual number of days elapsed, and on the basis of a year of three hundred sixty (360) days.

     5. INTEREST RATE: With respect to a non-defaulting party, the Interest Rate shall be a per annum rate of interest equal to the prime lending rate as may from time to time be published in The Wall Street Journal under "Money Rates"; provided, however, that with respect to a
     Defaulting Party, the Interest Rate shall be a per annum rate of
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     interest equal to such prime rate plus two percent (2%) per annum;
     provided further that the Interest Rate may never exceed the maximum lawful rate.

     6.   SECURITY:   Counterparty's obligations hereunder are secured by
     Counterparty's interest in the Collateral as provided in the Security Instruments, each as defined in that certain Loan Agreement dated August 24, 1994 between JEDI as Lender and Counterparty as Borrower as it may have been or may be amended from time to time (the "Loan Agreement").


     7.   ASSIGNMENT.   This section shall control over any inconsistent
     provision
     in the Master Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party shall have the right to assign or otherwise transfer any of its rights or obligations under this Agreement (whehter by security, pledge or otherwise or any interest in this Agreement without the prior written consent of the other party, and any purported assignment or transfer in violation of this provision shall be void and of no force and effect; provided, however, without Counterparty's prior written consent, JEDI may assign, transfer, pledge or grant a security interset in all or party of its rights and obligations hereunder to an entity ("Eligible Assignee") that is an Affiliate (as defined in the Master Agreement) of Enron Corp. or JEDI or managed by Enron Corp. or one of its Affiliates or JEDI. However, the JEDI assignment or other action referred to in the proviso of the immediately preceding sentence hereof does not release or otherwise affect JEDI's obligations under this Agreement unless such obligations are released pursuant to a written release signed by counterparty at JEDI's request, which release shall not be unreasonably withheld or delayed by Counterparty.

     8.   LOAN PREPAYMENTS.  In the event Counterparty makes a partial prepayment
     of the loan under the Loan Agreement, at JEDI's option, either: (a) a portion ("Subject Portion"), as determined by Counterparty (taking into account, among other factors, any collateral being released from the Security Instruments, as defined in the Loan Agreement, as a result of the prepayment), of the Quantity Per Determination Periods which remain to occur hereunder will be deemed released from this Agreement, an Early Termination Date will be designated as no earlier than the date of such prepayment as to the Subject Portion by Counterparty's notice to ERMS, and, as to the portion of the parties' obligations released and terminated, ERMS shall calculate the amount (if any) due and owing by it or Counterparty as a result of such release and termination, and any such amount shall be paid, in accordance with Section 6(e) of the Master Agreement, (b) Counterparty will assign the Subject Portion of its rights and obligations under this Agreement to an Eligible Assignee (as defined in Section 6 hereof), and upon such assignment the assigned portion shall be governed by any master swap agreement between ERMS and the Eligible Assignee and the terms hereof to the extent they are not inconsistent with such master agreement's terms, or (c) Counterparty will elect not to act in accordance with (a) or (b) above.  In the event
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     Inland makes a total prepayment of the loan under the Loan Agreement, at
     Counterparty's option, it shall either act under clause (a) or (b) of the immediately preceding sentence hereof, but in either case such action shall relate to and affect all obligations under this Agreement with respect to amounts that would have been payable pursuant to Section 2 as to all Determination Periods which remain to occur after the date of such action. The portion of this Agreement that is not released by operation of clause (a) above or assigned by operation of clause (b) above shall continue in effect and will be governed by the terms of this Agreement. In no event shall either party be liable to the other for any losses such party may incur as a result of Counterparty's acts or omissions pursuant to this Section 8.

       We are pleased to have concluded this transaction with you. Please provide your confirmation that the foregoing accurately reflects our transaction by signing in the space below and delivering a duly executed counterpart hereof (which delivery shall be deemed to have been made upon hand delivery thereof at our principal offices in Houston, Texas or upon our receipt of a facsimile transmission of a copy thereof to our facsimile number). Your response should reflect the appropriate person within your organization who has the authority to enter into this transaction and should be received by JEDI no later than 5:00 p.m. Central time on the second Business Day following the date first written above. You agree to deliver to JEDI, in the manner set forth above, a duly executed counterpart hereof (or to notify us of any bona fide error that would require revision in order to accurately reflect our agreement on the transaction) by such time. If JEDI has not been notified of a bona fide error or received a fully executed confirmation by such time in the manner set forth above, this Agreement shall be deemed binding on Counterparty and JEDI as sent.
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Signature Page for Confirmation Letter
for Collar Agreement between Inland
Resources Inc. and Joint Energy Development
Investments Limited Partnership dated
 November 22, 1994
Ref. No. C00940.0








                              Yours very truly,

                              JOINT ENERGY DEVELOPMENT
                              INVESTMENTS LIMITED PARTNERSHIP

                              By:  ENRON CAPITAL CORP., its General
                              Partner

                              By:
                              Name: G. Douglas Haney
                              Title: Vice President



CONFIRMED:
____ day of ___________, 1994.

INLAND RESOURCES INC.


   By:
   Name: Kyle R. Miller
   Title: President and CEO
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